UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                          Sphere Drake Holdings Limited
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                                (Name of Issuer)


                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G8345M 10 1
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                                 (CUSIP Number)


                                  Wayne Morgan
                        Dai-Tokyo International Co., Ltd.
                       Clarendon House, Church Street West
                            Hamilton, HM DX, Bermuda
                                 (441) 299-4981
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)
                                  June 23, 1997


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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NYFS08...:\62\34462\0003\1751\SCH5217M.20E

                                  SCHEDULE 13D

-------------------------------                   ------------------------------
CUSIP NO.  G8345M 10 1                                PAGE 2 OF 8 PAGES
-------------------------------                   ------------------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                    Dai-Tokyo Fire & Marine Insurance Co., Ltd.


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 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                     (b)

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 3          SEC USE ONLY


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 4          SOURCE OF FUNDS

                    WC

--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
            PURSUANT TO ITEMS 2(d) or 2(e)

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 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Japan

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   NUMBER OF            7         SOLE VOTING POWER
    SHARES          ------------------------------------------------------------
 BENEFICIALLY           8         SHARED VOTING POWER
   OWNED BY                                                       2,677,783
     EACH           ------------------------------------------------------------
   REPORTING            9         SOLE DISPOSITIVE POWER
    PERSON
     WITH           ------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER
                                                                  2,677,783

--------------------------------------------------------------------------------
 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     The 2,677,783 shares reported herein are owned of
                     record by Dai-Tokyo International Co., Ltd., which is
                     a wholly-owned subsidiary of Dai-Tokyo Fire & Marine Insurance Co., Ltd.
--------------------------------------------------------------------------------
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
             CERTAIN SHARES


--------------------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.6%
--------------------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON

                     IC
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
                                  SCHEDULE 13D

-------------------------------                   ------------------------------
CUSIP NO.  G8345M 10 1                               PAGE 3 OF 8 PAGES
-------------------------------                   ------------------------------

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                    Dai-Tokyo International Co., Ltd.


--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                     (b)

--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

                    WC

--------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
            PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Bermuda

--------------------------------------------------------------------------------
   NUMBER OF            7         SOLE VOTING POWER
    SHARES          ------------------------------------------------------------
 BENEFICIALLY           8         SHARED VOTING POWER
   OWNED BY                                                       2,677,783
     EACH           ------------------------------------------------------------
   REPORTING            9         SOLE DISPOSITIVE POWER
    PERSON
     WITH           ------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER
                                                                  2,677,783

--------------------------------------------------------------------------------
 11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     The 2,677,783 shares reported herein are owned of
                     record by Dai-Tokyo International Co., Ltd., which is
                     a wholly-owned subsidiary of Dai-Tokyo Fire & Marine Insurance Co., Ltd.
--------------------------------------------------------------------------------
 12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
             CERTAIN SHARES


--------------------------------------------------------------------------------
 13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.6%
--------------------------------------------------------------------------------
 14          TYPE OF REPORTING PERSON

                     CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER
        -------------------

               This statement relates to the Common Shares, par value $.01 per share (the "Common Stock"), of Sphere Drake Holdings Limited (the "Issuer"), a corporation organized under the laws of Bermuda with its principal executive offices at Hurst Holme, Trolt Road, Hamilton, HM11, Bermuda.


ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

               (a) Dai-Tokyo Fire & Marine Insurance Co., Ltd. ("Dai-Tokyo Fire&
                   Marine"); Dai-Tokyo International Co., Ltd. ("Dai-Tokyo International")

               (b) Dai-Tokyo Fire & Marine Insurance Co., Ltd., 25-3, Yoyogi 3-chome Shibuya-ku, Tokyo, Japan; Dai-Tokyo International Co., Ltd., Clarendon House, Church Street, Hamilton, Bermuda.

               (c) Dai-Tokyo Fire & Marine is Japan's largest unaffiliated property and casualty insurance company, offering a full range of insurance products, including automobile, personal accident, fire and marine coverage. Dai-Tokyo Fire & Marine is also active in international insurance, reinsurance and investment. Dai-Tokyo International is a wholly-owned subsidiary of Dai-Tokyo Fire & Marine, and is also engaged in the business of international insurance and reinsurance.

               (d)-(e) During the past five years, neither Dai-Tokyo Fire & Marine or Dai- Tokyo International (together, the "Investors") or any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been involved in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               (f)    Dai-Tokyo Fire & Marine (Japan)
                      Dai-Tokyo International (Bermuda)


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

               The Investors acquired all 2,677,783 shares of Common Stock owned by them using working capital funds. [Amount]


ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

               The Investors acquired the shares of Common Stock for investment purposes, and have previously reported ownership on Schedule 13G. Pursuant to an Agreement and Plan of Merger between Fairfax Financial Holdings Limited, Summerfield Limited and Sphere Drake Holdings Limited, dated as of June 23, 1997 (the "Merger Agreement"), the Issuer has agreed to be acquired by Summerfield Limited (the "Merger").

               As part of the Merger Agreement negotiations, Fairfax Financial Holdings Limited and Summerfield Limited indicated to Sphere Drake Holdings Limited that, as a condition and inducement to Fairfax Financial Holdings Limited's and Summerfield Limited's entering into the Merger Agreement and incurring the obligations set forth therein, Fairfax Financial Holdings Limited and Summerfield Limited would require Dai-Tokyo International and two other shareholders (the "Other Investors") each to enter into a Stock Option and Voting Agreement, dated June 23, 1997 (each an "Option Agreement"), pursuant to which, among other things, each of Dai-Tokyo International and the Other Investors has independently agreed (i) to vote the shares of Common Stock owned by it in favor of the Merger and (ii) to grant Fairfax Financial Holdings Limited an option to purchase such shares, upon the terms and conditions set forth therein. The Investors and Other Investors collectively own approximately 39.8% of the outstanding Common Stock of the Issuer.

               Other than as set forth above, none of the Investors has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

               (a) The Investors own 2,677,783 shares of Common Stock of the Issuer, which constitutes approximately 14.6% of the outstanding shares of Common Stock of the Issuer (based upon the number of shares of Common Stock outstanding as of May 7, 1997, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997). The shares are owned of record by Dai-Tokyo International, a wholly-owned subsidiary of Dai-Tokyo Fire & Marine.

               (b) The Investors possess shared power to direct the vote and disposition of all 2,677,783 shares of Common Stock of the Issuer owned by them.

               (c) No transaction in the Common Shares of the Issuer was effected during the past sixty days by the Investors.

               (d)    Not applicable.

               (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
        ------------------------------------------------------------------------

               As noted in response to Item 4, in connection with the Merger Agreement, Dai-Tokyo International entered into the Option Agreement. Pursuant to the terms of the Option Agreement, Dai-Tokyo International has agreed (i) to vote the shares of Common Stock owned by it in favor of the Merger and (ii) to grant Fairfax Financial Holdings Limited an option to purchase such shares, upon the terms and conditions set forth therein.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

               1.     Option Agreement, dated as of June 23, 1997.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 23, 1997.


                        DAI-TOKYO INTERNATIONAL CO., LTD.

                        By      /s/  Yugi Imai
                               ----------------------------------------
                                Name: Yugi Imai
                                Title: President



                        DAI-TOKYO FIRE & MARINE INSURANCE CO., LTD.

                        By      /s/  Isao Kuzahara
                               ----------------------------------------
                                Name: Isao Kuzahara
                                Title: Senior Managing Director

                                                                      Schedule I


                     DAI-TOKYO INTERNATIONAL COMPANY LIMITED

Title                               Name

President                           Yuji Imai

Directors                           Akira Seshimo
                                    Katsuya Kimura
                                    Kazunori Adachi



              THE DAI-TOKYO FIRE & MARINE INSURANCE COMPANY LIMITED

Title                               Name

Chairman                            Isao Kosaka

President                           Hajime Ozawa

Senior Managing Directors           Isao Kuzuhara
                                    Minoru Ueda


               The business address of each of the above persons is c/o Dai-Tokyo Fire & Marine Insurance Co., Ltd., 25-3, Yoyogi 3-chome, Shibuya-Ku, Tokyo, Japan. During the last five years, none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the above persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               All of the above persons are Japanese.

                                 EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------

     1 Stock Option and Voting Agreement between Dai-Tokyo International Co., Ltd. and Fairfax Financial Holdings Limited, dated as of June 23, 1997.